Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: August 20, 2015

The following is a transcript of a video presentation relating to the interim report for the second quarter and first half of 2015 for Koninklijke Ahold N.V. (also known as Royal Ahold) hosted on the website of Royal Ahold on Thursday, August 20, 2015.

Dick Boer, Chief Executive Officer of Royal Ahold:

Welcome from our innovation café in our headquarters in Zaandam in the Netherlands.

Thank you also for joining us in what has been quite an eventful second quarter.

In June, we announced the intention for the merger with Delhaize. Two great, complementary retailers around the globe, joining forces, with great benefits for our customers, for our shareholders and our associates in the future.

Importantly, amidst the merger news we continued to focus on our customers, resulting in a strong second quarter.

We launched many new initiatives for our customers, especially in the area of healthy living, as we improved our Fresh and produce offering across our businesses in the U.S., the Netherlands and the Czech Republic.

I’m pleased with our financial performance in this quarter.

Our sales rose 17.1%, 3.1% at constant exchange rates, to €8.7 billion. This was largely driven by the Netherlands, where net sales rose 6.8%. Albert Heijn performed well, continuing the strong start to the year, and also gained market share year-on-year.

This shows that our customers like our commercial programs and innovation.

To give you an example, the fruit and veg department – focusing on where the products are coming from, the seasonality, but certainly also the innovation of products really is appreciated by our customers in the Dutch market.

Looking at our Dutch online business, bol.com and Albert Heijn Online increased sales by a total of more than 30%. And as we told you last November, we continue to invest in future growth in this area. During the second quarter, bol.com introduced Same Day Delivery through Albert Heijn stores. And just a few weeks ago, bol.com announced that they will open a new fulfillment center in the Netherlands.

We continue to see a positive trend at bol.com in both the number of orders and the average order value of active customers.

A few words now on our U.S. business.

Last month, we announced the acquisition of 25 A&P stores in the New York market.

It’s really exciting for our customers in the U.S. and certainly in New York because it’s a great market to expand in further.

At the same time, we are investing continuously in our price and value campaigns in the U.S.

Ahold USA is on track with the implementation of our customer proposition improvement plan. Right now we are rolling out new produce departments throughout our store base. And we are seeing good results coming out of this.

In the U.S., net sales excluding gas were 2.1% higher than last year at constant exchange rates. We have grown volume market share for the fourth quarter in a row. Also, our margins were resilient and improved to 3.9%. This was a result of strong cost management as part of our Simplicity Program.

In the Czech Republic, our identical sales were up 2.1%, excluding gas. The Czech team is well underway with the conversion of the supermarkets to project “Favorite” with good results in the second quarter. That’s why we have decided to accelerate the conversion of all supermarkets to project “Favorite” and it will be finished before the end of the third quarter.

Now turning back to the bigger picture. Ahold’s underlying operating margin came in at 3.8%, and our net income increased over 30% to €195 million.

Wrapping up, we had a strong second quarter as we grew sales, operating income, net income and we delivered strong free cash flow.

Let me reiterate we are excited about our intended merger with Delhaize. There are not many more details I can give you, of course, at this stage. During the progress we’re going to make in closing this deal until the middle of 2016 we’ll update you accordingly.

And for now, it is business as usual. Executing our Reshaping Retail strategy and focusing on delivering value to our customers.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND

RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.